ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update: Routine Announcements from
11 July to 20 August 2009

DATE	DETAILS
20 August 2009	Notification of Directors’ Interests -Scrip Dividend and Dividend Reinvestment:

19 August 2009	Directors’ Interests in Shares (Steve Lucas)

10 August 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

10 August 2009	Directors Interests-Share Incentive Plan-monthly update

5 August 2009	Blocklisting Six Monthly Return

3 August 2009	Voting Rights and Capital (Monthly update)

24 and 29 July 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

24 July 2009	Publication of Prospectus for National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme

16 July 2009	Crescent Holdings Gmbh continuing interest at above 4%

13 July 2009	Voting Rights and Capital (Transfer of shares out of Treasury)

13 July 2009	Annual Information Update

Note: During the period, two separate ‘same day’ Forms 6-k were sent:

—27	July 2009: National Grid plc – Interim Management Statement for the period 1 April 2009 to 26 July 2009.

—28	July 2009: National Grid plc- AGM poll results.